via facsimile and U.S. mail

Mr. Mark A. Hellerstein
President and Chief Financial Officer
St. Mary Land & Exploration
1776 Lincoln Street
Denver, CO 80203

Dear Mr. Hellerstein:

While conducting a limited review of your Annual Report on the form
10-K we have the following questions related to your operations in the Gulf of Mexico and other oil and gas producing areas:

1. Have you booked proved reserves without a production flow test in the deepwater Gulf of Mexico? Have you booked proved reserves without a production flow test in other areas? Which areas?

2. If you have booked proved reserves without a production flow test, how long is the time from the reserve booking until first production in the shallow Gulf of Mexico, deepwater Gulf of Mexico and other areas, if any.

3. What is the estimated cost to conduct a production flow test from your deepwater Gulf of Mexico properties?

4. When you perform production flow tests in the deepwater Gulf of Mexico what is the average duration of the test?

5. What is the minimum amount of data that you require to book proved reserves in the Gulf of Mexico without a production flow test? Other areas? Examples may be, but not limited to, types of open hole logs, seismic, whole cores, sidewall cores, MDT or RCI tests, DST`s, pressure gradient surveys, number of penetrations, etc.

6. Do you consider this minimum amount of data to be the equivalent of a production flow test? If so, why? If not, why not?



Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

Direct questions regarding these issues should be addressed to either petroleum engineers James Murphy (202-942-2939) or Ron Winfrey
(202-
942-1778.



Sincerely,



H. Roger Schwall

Assistant Director